Precipio, Inc.

4 Science Park

New Haven, Connecticut 06511

April 25, 2023

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Precipio Inc.: Registration Statement on Form S-3/A filed April 25, 2023
(File No. 333-271277)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Precipio, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to April 27, 2023, at 5:00 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Jesse R. Fishman, Esq. of Goodwin Procter LLP at (212) 459-7123.

Sincerely,

PRECIPIO, INC.

/s/ Ilan Danieli
Ilan Danieli Chief Executive Officer

cc:	Miri Radomski, Esq., Precipio, Inc.
Stephen M. Davis, Esq., Goodwin Procter LLP
Jesse R. Fishman, Esq., Goodwin Procter LLP